THIS DOCUMENT IS IN NO WAY INTENDED AS OR CONSTITUTES AN OFFER TO SELL OR A SOLICITATION TO PURCHASE ANY SECURITY, INTEREST OR OTHER INVESTMENT IN VISPIRI INC, DBA CLEVELAND WHISKEY, A DELAWARE CORPORATION.

This document is provided solely as a general description of the Cleveland Whiskey projected business plan and is subject to change. This document is not being delivered in connection with an offer to sell or a solicitation to purchase securities and may not be used or relied upon in such context. Any such offer or solicitation will be made solely pursuant to a subscription agreement, disclosure statement or private placement memorandum.

3.1.25

Table of Contents

Page

EXECUTIVE SUMMARY 3

BUSINESS DESCRIPTION

- ✓ Market Demand 4
- ✓ Products 5
- ✓ Expanding Capacity 6
- ✓ Competition 8
- ✓ Marketing and Sales 9
- ✓ Export Strategy 13

INVESTMENT HIGHLIGHTS

- ✓ Equity and Valuation 14
- ✓ Why Are We Raising Money? 17
- ✓ Use of Funds 18

ORGANIZATION

- ✓ Management / Board 19
- ✓ Liability and Risk 21
- ✓ Summary 22

Appendices

- ✓ Pro Forma Financial Statements 23
- ✓ Technology Development 25

Executive Summary

In the summer of 2013, INC Magazine wrote about a new company called Cleveland Whiskey. It was an innovation focused advanced technology manufacturing company that was about to disrupt an industry steeped in tradition. An industry dominated by billion-dollar conglomerates and companies that haven't changed their methods in generations. Whiskey "traditionalists" were already calling us heretics.

Skip forward and we've captured a total of one-hundred and fifteen (115) medals and awards at competitions around the world, including fifty-four (54) gold, double gold and "best-of-show" awards. Two of these awards were double gold medals won at the prestigious San Francisco International Spirits Competition in 2021. It's often said that the success for Tito's Vodka came from winning a Double Gold in the San Francisco competition. It's not that easy but certainly a big step in the right direction. https://www.mensjournal.com/food-drink/inside-the-san-francisco-world-spirits-competition/

We're not just winning medals but standing tall in taste tests as well. In over 3,600 blind taste tests, our 100 proof Cleveland® brand Black Reserve has been consumer tested alongside Knob Creek®, an established Suntory-Beam small-batch Kentucky Bourbon, which in the past decades has won almost every gold and double-gold medal available in whiskey competitions around the world. Like David against Goliath, our own bourbon was preferred 54% of the time.

It's been, in many ways, a ten (10) year research and development project. During that time, we've developed and refined product flavor profiles, cycled through and improved multiple generations of our finishing technology, engineered a solid plan for rapid scaling of production, and discovered additional applications in areas such as non-alcohol spirits and, importantly, extracts developed for international markets. See **"Export Strategy"** for additional detail.

It's now time to scale production, rapidly expand into both domestic and international markets, look for appropriate strategic partners and create significant value for the company and our shareholders.

Financial and operating projections are summarized below (See **Appendix: Financial Statements**):

Financial Projections ($)	2024	2025	2026	2027	2028	2029
Revenue	1,885,639	2,837,646	5,108,234	8,940,143	18,069,071	38,739,218
Cost of Revenue	989,797	1,447,199	2,298,705	3,665,459	7,227,628	15,495,687
Gross Profit	895,841	1,390,446	2,809,529	5,274,685	10,841,443	23,243,531
Total Operating Expenses	1,275,255	1,130,525	1,610,990	3,107,495	8,224,818	16,508,314
Net Income / Pre-Tax	(379,414)	259,921	1,198,538	2,167,189	2,616,625	6,735,217
EBITDA	84,966	879,095	1,772,883	2,665,801	3,067,401	7,125,473

Actual financials may differ from the projections depending upon execution of the business plan, including but not limited to the amount of funds raised, deployed, and allocated (capital expenditures or deductible expenditures) and the application of GAAP.

Future projections are not guaranteed

To achieve these goals, and our objectives for revenue and profitability growth, we've recently completed the first phase of a major capacity expansion with the initial deployment of the next generation of our patented and proprietary technology. See **APPENDIX: Technology Development and Research / Experimental Design and Intelligent Modeling**

Importantly, this technology provides a series of competitive advantages. Our process provides for substantial reductions in production cycles, systematic improvements and innovation in flavor development, quantifiable reductions in the risks associated with maintaining long-term inventories and dramatic changes in the time required for new product development. Not insignificant is the elimination of what the industry fondly calls the "Angel's Share", evaporative losses which cumulative can range from 30 to 40%. COGS savings can be significant.

With a new, significantly larger facility and "next generation" systems that came online during Q4 of 2024, our capacity was immediately increased by a multiple of 3X. Our recent investments in a "future-enabled" infrastructure and technology improvements were purposely designed to systematically continue boosting production, providing a capacity multiple in excess of 20X. (See **Appendix: Expanding Capacity**).

Our expansion has been purposely partitioned into a series of sequential implementation steps to allow for a carefully managed, albeit aggressive plan of production capacity improvements, revenue growth and proper alignment of both equity and debt supported by increasing cash flow and expanding distribution.

The initial phase, just completed, was designed specifically for operational priorities and expanded production, and is supported by $6.7 million in debt funding. These monies allowed for the purchase of the properties, significant utility upgrades and the partial renovation of two buildings, providing a total of approximately 45,000 ft^2 of usable indoor space to support immediate production expansion and consumer events.

The Company is currently seeking up to $12 million in equity funding to construct and install larger batch and continuous processing technology, support the acquisition of additional fermentation and distillation equipment, expand marketing and sales activities for aggressive domestic and international distribution, and to continue building renovations and improvements, including the development of an on-site restaurant/bar facility to support tourist activity, brand awareness and revenue generation.

See "**How Much Do We Need**" and "**Use of Funds**" for additional detail.

Market Demand

Although the global whiskey market hit a post-Covid stall in 2023/24, with an expected plateau and turnaround in early 2026, future forecasts are positive. There are expectations for renewed and continued growth over the period of 2026 through 2031, Valued at $68.7 billion in 2024, the market is expected to grow to $94.9 billion by 2031. *Source: Precision Reports 3.6.2024*

Despite the current down-cycle, the industry can't seem to move fast enough with investments in new production facilities, with almost every major player building new capacity. The problem is that these investments will all take years, if not decades, to begin making an appreciable impact on supply relative to demand.

The gap provides an unparalleled opportunity to gain market traction for the Cleveland Whiskey and VISPIRI (Visionary Spirits) brand, both domestically and in international markets.

Worth noting is that we are targeting India and South-East Asia as potential high-volume markets, and have created a new company, Ella Spirits and Beverages Pvt. Ltd., based in Delhi, India to promote and manage bulk shipments into India. Given regulations on foreign ownership, Vispiri, Inc. holds a 49% interest in the company with the Cleveland Whiskey CEO serving as Chairman.

Products

The company currently stocks seven (7) whiskey variations on retail shelves along with a number of seasonal, flavored, short run "distillery only" specialties and custom barrel products, including:

1. Cleveland ® Black Reserve (100 Proof Bourbon). Released in March of 2013, the Black Reserve is a high proof bourbon that's exceptionally dark with a bold, mouth filling flavor that hints of dark chocolate, black cherry, and Italian espresso. Blind taste tests against Knob Creek show that it is consistently preferred by one out of every two participants (54%) participants.

2. Cleveland Bourbon finished with Black Cherry Wood (saddled with an excessively long name due to archaic regulations) is strategically positioned in a whiskey market that derives most of its flavor from the basic and traditional oak barrel. Finished with air-dried, locally sourced, and sustainable black cherry wood. No sugar, no syrup, no artificial flavor, or color. This product represents some of the most important work we are doing and a principal reason behind being named the "Whiskey Innovator of the Year" at the 2016 Berlin International Spirits Competition. An exceptional bourbon that is the winner of thirteen (13) Gold, Double Gold and Platinum Medals at International Spirits Competitions around the world including a Double Gold Medal at the 2021 San Francisco World Spirits Competition https://www.sfspiritscomp.com/.

3. Wheat Penny Bourbon®. Released in the summer of 2020, the brand is a 94-proof wheated bourbon finished with black cherry wood and brandishing a vintage and official U.S. Treasury "wheat sheave" Lincoln Penny applied to every bottle stopper. Although still in limited distribution, Wheat Penny is currently our 3rd biggest seller and won a Double Gold Medal at the SIP Awards https://sipawards.com/ Barrel proof (115) version introduced in Q4 of 2021.

4. Magic Rabbit®, a naturally flavored milk chocolate and peanut butter 70 Proof whiskey was released on October 1st, 2021. Competitively priced, beautifully packaged, and uniquely positioned, Magic Rabbit is gaining distribution and retail traction and a possible strategic partner spin-off.

5. Cleveland® Rye. Our first rye whiskey but not just any rye. Finished with black cherry wood it's a uniquely smooth 90 proof that took home a Gold Medal at the 2021 San Francisco World Spirits Competition, and a Double Gold at the 2020 Proof Awards https://proofawards.com/.

6. Bridge & Main®. A wheated 90-proof bourbon, finished with toasted oak, initially released in the summer of 2020 as a private label to an alliance of independent liquor retailers. Designed to go head-to-head with Maker's Mark, the brand is currently sold in Ohio and Florida, with opportunities for expanded distribution.

7. Cleveland® Eighty-Seven is a lighter, more approachable bourbon whiskey, targeted to price conscious consumers and bottled at eighty-seven proof.

8. Christmas Bourbon®. All the flavor and aroma of a premium bourbon coupled with nutmeg, cinnamon, allspice, cloves, vanilla and just a hint of orange. It simply tastes like Christmas. Now in its 11th year of seasonal production, this is an extraordinary bourbon with all-natural flavors designed for both regular whiskey drinkers and those new to the category.

Although still in the prototype stage, we expect an entry into the low/no-alcohol space which will closely mimic a classic whiskey aroma, flavor, mouthfeel, and overall sensory experience (without the alcohol).

Produced with low heat, oxygen enriched, aqueous extraction, advanced membrane filtration and our recently developed flavor reaction process, this variant of our existing technology allows us to create a much closer approximation of premium alcohol-based whiskey flavor profiles than other existing methodologies as represented by the current range of competitive products.

For export, we've developed a series of unique and flavorful whiskey concentrates which are discussed in more detail later in this plan (**Export Strategy**). We have two (2) complimentary categories; an American Blended Whiskey Concentrate, and an American Single Malt Whiskey Concentrate. The products were derived from an ongoing series of research and development initiatives.

Expanding Capacity

Until recently, demand exceeded our capacity. It wasn't just a shortage of production equipment, but we simply didn't have enough room to store raw materials, which meant more frequent, albeit smaller orders, at higher prices. There are opportunity costs as well, especially with respect to opening new markets, both domestically and internationally.

In 2021 the Company signed a long-term lease for an empty warehouse in the South Flats area of Cleveland. Not just a non-descript warehouse, but a historic, brick building, built in the early 1900's as an innovative railroad transportation hub which, at the time, handled 85% of the imported California fruit coming into North-East Ohio.

The building is significantly larger than our previous facility with additional room for expansion. Situated right on the Cuyahoga River, just south of Collision Bend and within walking distance of major sports venues (Progressive Field and Rocket Mortgage Fieldhouse), the casino, popular restaurants districts, and other planned development.

In 2023, two things happened. First, we not only purchased the building but also a second adjacent building along with a brick lined abandoned street separating the two. That gives us over 45,00 square feet of indoor space for expansion plus another 30,000 sq ft of outdoor event space.

Second, Bedrock Development Company announced a $3.6 billion dollar investment in the waterfront https://www.bedrockdetroit.com/press-releases/riverfront-redefined-bedrock-and-the-city-of-cleveland-unveil-the-cuyahoga-riverfront-master-plan/ The plan comes just about to the doorstep of our properties and will bring not only improved infrastructure (road access, parking, buried utilities, landscaping and more) but this will undoubtedly bring people to our distillery.

It's not just the space itself, but what we do with it.

We began building renovation and improvement in 2022 and now, after laying miles of electrical cable, rebuilding some walls, adding restrooms and a network of plumbing and drains, we're fully moved out of our former location and into our new facility.

We've acquired and installed an automated, high speed bottling line, while also tripling our distillation capacity. We've also just added our first reverse-osmosis system and of course made significant investments in the building's utility infrastructure. Importantly, we're also installing the newest versions of our maturation and finishing technology systems which have become the primary game changer in terms of significantly increasing our production capacity.

The main building opened to the public in August of 2024. It isn't yet pretty, but it is operational, and we've recently launched distillery tours, small group indoor events and with warmer weather, we'll have a concert or two, plus other events outdoors in the yet to be named brick street between our two buildings.

This is more than just the space to expand production, it also expands our ability to reach customers and create brand advocates.

During a fairly recent three-hour Saturday evening event (while still at our "now-vacant" previous facility). Over four hundred people showed up. We sold just over two hundred bottles of whiskey plus assorted t-shirts and other distillery merchandise with total revenue for the event slightly less than $8,750. Importantly we had hundreds of conversations with our customers. We told our stories; we shared ideas, and we listened while they sampled our whiskies and tried a short cocktail or two.

Our yearly Christmas Bourbon® Party has always had an overflow crowd and has consistently demonstrated the need for a larger space. As one example, a previous year record-breaking four-hour event was attended by Santa Claus and 748 people (assuming we counted them all). Revenue was over $22,500 at the event and yet because of the long lines and a parking lot which was overflowing, some people turned away.

With a running average of $8,054 in revenue per event, and a typical crowd size of 360 people, it works out to an average spend of $22.43 per each person in attendance. Importantly, it also introduces new people to our brands, especially when we partner with outside groups like the Special Olympics, the Greater Cleveland Aquarium, Guardian Cold Brew Coffee, the Cleveland Cookie Dough Company, and the Cleveland Museum of Natural History. It's a chance to tell our story and show the relationship of our technology to the special products we're able to create. It's also a chance to thank our customers and thank the Cleveland community for all of their support.

For our Open House events, we recently tested charging a small "event fee" of $5 per person, coupled with advance ticketing. We sold 488 tickets with total ticket and product revenue of $24,209. We were packed and could have done more but we were still in the previous facility. Now it's becoming a different story.

That's not all.

Almost every person who comes through a distillery tour or attends a distillery event becomes a brand advocate (if they aren't already). With on-site sales of bottles, t-shirts, drink glasses, and other branded merchandise there's an immediate impact that extends well beyond the money spent on that occasion. The experience encourages word of mouth and social sharing, generating not just additional awareness but influencing purchase preference as well.

In between the big events we've always done distillery tours for small groups well as a series of privately booked small events. There are also a few walk-ins, but we weren't exactly in a tourist friendly spot. Every month, on average, another 80 to 100 people come through the Distillery with average revenue per person of $39.21.

Getting to the Details

The opportunity is pretty clear, the more people we get to the distillery, especially with much larger space for indoor crowds and outdoor events, the greater our incremental revenue. Our new building enables this.

We're now offering small group distillery tours at a minimum of 3 days per week and expect to add more as we add and train additional staff.

New liquor permits will allow us to open an on-site bar for the sale of drinks by the glass. We expect significant incremental revenue, both from the drinks and the add-on bottle sales when consumers can taste our products in their favorite cocktails.

Based on information gleaned from other distilleries with bar service, we expect average revenue of $95 per person ($15 tour fee, $50 in bottles and store merchandise, plus $30 in drink and light food purchases). A larger restaurant, with higher food and drink spending will come in the future as we build out the 2nd floor.

If you're tracking the numbers, with 4 tours per day and 4 days per week, 15 people per tour and average spending of $95 per person, that's weekly just shy of $23,000. It's also scalable. We can increase the number of people on a tour, we can expand the number of daily tours and add a few days to the weekly tour schedule.

That doesn't include event revenue. Distillery open house events, corporate outings and outdoor activities which will range from concerts to wiener dog races (yes, I'm serious) there are a series of options for additional revenue. Partnering with Destination Cleveland, the Rock and Roll Hall of Fame, the Science and History museum and regional event planners, we expect an active and profitable tour and event business as part of our overall development plan.

Competition

Consider that just twenty years ago Jim Beam made one product, the familiar white label *Jim Beam Kentucky Straight Bourbon*. Now, the product line includes not only the core Bourbon, but also *Jim Beam Black 8-Year-Old, Basil Hayden's Small Batch, Jim Beam Devil's Cut, Knob Creek Small Batch, Booker's Uncut/Unfiltered Small Batch, Baker's Small Batch* and more. Wild Turkey Distillery, in addition to its standard bottling now offers *Rare Breed Small Batch, Wild Turkey "Kentucky Spirit" Single Barrel, Wild Turkey Tribute* (at $90 a bottle) and *Russell's Reserve Limited Edition.*

Other major American Distilleries do the same, including Heaven Hill Distilleries, the Jack Daniel's Distillery and Buffalo Trace Distillery. Even the iconic Maker's Mark, now part of the Beam Suntory conglomerate, introduced its first new brand in almost 6 decades with Maker's 46®, selling at hefty premium to the standard Maker's Mark. The movement was part of an imperative to seek better margins on shrinking stocks of well-aged whiskey, plus changing consumer preference and expectations which makes it all work.

Although still representing a fraction of spirit production volume, the American Craft Distillery movement, with 2,753 active "craft" distilleries in production as of August 2023 (American Craft Spirits 2023 Annual Report) the growth is crowding retail shelves, especially as larger brands introduce "craft" variants of their own. While the pandemic tempered growth in 2020, and the market dropped in 2023/24, there was still competition for shelf-space, both brick and mortar as well as within e-commerce venues.

From a technological perspective, Cleveland Whiskey is unique with our mix of intellectual property and proprietary secrets. We do, however, have some competition. South Carolina based Terressentia. With a patented technology centered on the application of ultrasonic waves and claims to produce a spirit with a smoother mouth feel and enhanced taste.

Although not specifically an "aging process", the technology is currently being applied to un-aged, distilled products and some of the younger bourbons. Los Angeles based Lost Spirits, another technology competitor, claims benefits from the use of high-intensity light and has focused more on licensing small production systems to other craft distillers. There's also Edrington backed Brain Brew Spirits with brands like Relativity and using what they call "compression finishing technology" for a more rapid aging process.

We've also seen the introduction of what's being called "molecular whiskey" by San Francisco based Endless West. With a base of neutral grain spirit and a series of flavorings it has created a buzz in the market which reinforces the public's perception on acceptable use of technology in spirits production.

Importantly, our consumer focus is on the unique flavor profiles our technology enables, not the technology itself. That ensures our competitive set consists of market leaders and national brands like *Maker's Mark, Knob Creek, Angel's Envy, and Woodford Reserve*, not alternative technologies.

When it comes to our move into the whiskey concentrate space, our competition isn't from other distillers, but rather from established flavor and fragrance companies including Firmenich and International Flavors and Fragrances. Although the company is bound by an NDA, we've learned a considerable amount through our collaborative work with some of the largest. What we learned is that we can make a more flavor focused extract with lower cost of production and subsequently lower market pricing.

Marketing and Sales

Whiskey has traditionally focused on distillery heritage names, standardized and consistent offerings, and, of course, age. Over the last decade, however, there has been movement by a number of both small and large producers toward intangible symbolism and unique product characteristics.

Consumers have taken notice of small batch/single barrel and twice barreled products which give the perception of custom crafted products and there's a sprinkling of contemporary and innovative brands like *The Peat Monster, Superstition* and *Hedonism*. For the last few years, we've seen flavor setting the category on fire (pardon the pun) with Fireball Cinnamon, Red Stag, Skrewball, American Honey, and, of course, our own Christmas Bourbon® and Magic Rabbit™.

The key takeaway is that market opportunities align with the innovative capabilities at Cleveland Whiskey. It also opens the door for creative thinking in our approach to sales and marketing.

Let's start with getting product on the shelves.

Complicated, bureaucratic, and often draconian regulations and tax rules vary from state to state and distribution in the United States is a time consuming, intensive, and expensive process. The infamous "three- tier" system means that producers must use licensed distributors, who in turn must sell to licensed retailers.

To make it work has always required classic "feet to the ground" sales through distributors, which are followed-up by assertive sales and support, including promotional visits to both on and off-premise facilities, "ride-along" initiatives with the distributor sales reps as well as participation in training and tasting events at retailers. Prior to the pandemic, we played at the edges with the big guys but it's admittedly costly, requires a traditional sales force and aggressive investment for marketing support.

Here is what we have learned.

It was expensive. Not just the cost of our sales staff and the extraordinary inefficiency of small volume sales that require (pre-pandemic) face-to-face contact, but also the corrupt nature of the sales channels themselves.

For instance, it is a generally accepted, albeit fraudulent practice to swipe a credit card for a fictitious sale. It's a kickback, a bribe or, with one of most generous interpretations, a way to surreptitiously discount your products. The big brands have the budgets to do this, and they're certainly not shy about using it.

For a small brand it's a way to spend your way into bankruptcy, so here's what we do instead:

1. We started just like every other distillery. Focused on getting distribution EVERYWHERE. It burned through cash much too quickly and it simply wasn't what we wanted to do. As a technology company, we recognize that our brands are primarily vehicles to prove and enhance the equity value of that technology. Accept that premise and we can make do with distribution in a much smaller number of selected and diverse markets.

   That puts us in New England (Massachusetts, Connecticut, Rhode Island and New Hampshire) and the Midwest (Ohio, our home territory and where our coverage across the state is fairly inclusive).

From these markets we get a range of feedback on all of our brands. It helps us develop new ones, improve their flavor profiles, and continually make incremental changes to our process and intellectual property. This targeted approach provides for more cost-effective deployment of our sales staff and allows for efficient placement of traditional media and advertising.

2. We have a modest presence outside our primary markets as well, in States including California, Florida, North Carolina, South Carolina, Texas, New York, Michigan, Missouri, and New Jersey. Given current cash flow and the need for additional capital spending, it is too expensive to maintain a physical presence so the impact on revenue is modest. With the right strategic partner, an expansion would be appropriate and with new production capacity coming on-line, a strategic decision.

3. Exports. Part of the long-term strategy for Cleveland Whiskey has always been exports, especially in Asia where brand names are less established and the perception of technology use in whiskey production encourages trial, especially in the younger 21 to 35 demographics. Our technology also provides us with a significant competitive advantage with the production of extract and concentrates used for blending with local market spirits.

4. Bars and Restaurants. On a bottle-by-bottle basis, they're the most expensive sale to make. While bartender recommendations and on-premise shelf presence were critical before the advent of social media, they are less important today. The strategic and unorthodox decision to de-emphasize on-premise placements proved prescient when bars and restaurants were closed due to the Covid-19 Pandemic.

   We don't avoid all of them, just the ones that make selections based on what incentives you might have or how much money you can pay and of course, we still need pathways for consumer tasting and placement.

   One thing we can do, however, is build our own. As an integral part, and final phase (P^3) of developing our new facility, we are including a purposely designed restaurant and bar.

   With featured cocktails designed specifically for our range of whiskies and a menu that takes advantage of our product line, we anticipate a two-way flow of people between the restaurant/bar and the distillery, including our bottle shop. While one facility does not replace an on-shelf presence in some of the bars we have turned away from, the margins for our own on-site sales are significantly higher and we control the narrative.

5. Given our technology and the ability to produce exceedingly small batch, niche products efficiently and cost effectively, e-commerce is a natural channel. While Ohio State regulations currently prohibit us from direct shipping to consumers, both in-state and out-of-state. It has been a priority for Cleveland Whiskey and other Ohio distilleries to get the law changed and was one of the reasons for the founding of the Ohio Distillers Guild of which we are an active part.

With increasing levels of consumer support and additional States now allowing DTC, including Kentucky, Arizona and Virginia, there is increasing pressure on State legislatures to ensure competitive parity https://www.distillerytrail.com/blog/discus-adi-acsa-team-up-to-launch-ship-my-spirits-to-promote-direct-to-consumer-dtc-shipping/. Simultaneously there is a lobbying initiative supporting the USPS Shipping Equity Act which would eliminate current restrictions which prevent the USPS from shipping spirits directly to consumers. When the rules change, e-commerce becomes an integral part of our sales and marketing program.

Note that these restrictions do not exist for non-alcoholic products. As we further develop our non-alcohol prototypes, we expect to fully utilize the DTC channels as areas for testing consumer interest, measuring repeat purchase levels and generating revenue.

Once our bottles are on the shelves, what do we do next?

Marketing investments in 2024 focused on delivering brand awareness and preference in markets where we have a shelf presence. We previously pivoted away from external and expensive agency support as our primary "marketing department" to a more experienced and creative internal team which is a key driver in continued revenue growth on a multi-year basis.

We leverage traditional advertising with active social media and systematic engagement with our self-identified customer base through Instagram, Facebook, Twitter, and e-mail. That also includes the engagement of our special team of brand ambassadors, over 1,900 small investors we brought on through on-line equity funding initiatives in 2016 and 2018, as well as non-equity bondholders in 2021.

We also color outside the lines.

Describing us as simply another distillery is a little like comparing Uber® to a traditional taxicab. Take for instance our version of custom barrel programs offered by larger players such as Buffalo Trace, Jack Daniel's, and Angel's Envy. Our custom blended "barrels" allow retailers, restaurant chains and even individual bulk purchases (i.e., corporations) to customize a blend which includes multiple mash bills and a unique and expanding range of wood finishes.

Consider that our whiskies are not only initially aged in charred, American White Oak, but also finished with transformative woods such as black cherry, sugar maple, hickory, or apple.

The range is extensive and with newly opened shelf space at our distillery will include more special release and limited production iterations using a wider range of sustainable woods such as pear, plum, almond, pecan, walnut, and mesquite.

Our custom barrel program, which was previously hand-sold by specially trained brand advisors, can now also be conducted remotely with tasting kits prepared and delivered to decision makers who are then virtually walked through the process. Whether done in-person or remote, with these programs, a typical sale comes in with a minimum of ten cases purchased (one case contains 12 - 750ml bottles). The sales process is efficient, and the result is significantly more profitable.

Guided by imagination, not tradition or regulation, are a series of collaborations we have built with craft breweries, local coffee roasters, an apple orchard, an urban apiary and even a maple syrup company. We not only collaborate on limited production whiskey runs but also leverage our partners' social media network.

The innovation lies well beyond technology, production, and collaboration, extending deep into the relationships we have developed with our customers and investors. One important example is the pandemic related partnership we developed with the Cleveland Clinic.

An efficient and effective partnership which produced emergency sanitizer for over 51,000 front-line health care workers during the height of the Covid-19 crisis. In total, we produced and distributed a total of 416,000 4-ounce bottles of sanitizer during the peak of the pandemic. We didn't charge a dime and gave every bottle away to not only the Clinic but also local fire, police and emergency services. It was simply the right thing to do.

A second example is our whiskey bond campaign which took a pedestrian debt instrument and turned it into a uniquely competitive funding strategy using a previously unused whiskey conversion option to both maximize investor return and simultaneously reduce our own internal costs. See "**Funding to Date**" for additional information.

In both cases we successfully leveraged the relationship and trust that we had formed with not only a sizeable and active database of customers, but over 1,900 crowd-sourced investors with which we are in regular contact. These customer/investors work tirelessly as our brand ambassadors and company evangelists, enabling us to punch well beyond our weight class.

Export Strategy

We have sold in South Korea, Indonesia, Germany, Switzerland, France, and Spain but without the necessary capacity to fully serve our domestic markets, and oftentimes chaotic and unpredictable tariff policies, in both Europe and Asia, we pulled back on earlier export initiatives and have focused on the domestic markets.

Today, with the investments we've made to create systematic and predictable capacity expansion, we can not only better serve domestic markets, but we can, and should, pursue expansion strategies in select international markets as well.

Anticipating this move, and as part of a longer-term strategy, we formed a joint venture in 2022 to help us enter the market in India. As both the largest democracy and largest consumer of whisky in the world, India is also a gateway to other Asian, Africa and Middle Eastern markets. Unfortunately, India has some of the highest whisky tariffs in the world and despite initiatives to reduce these long-established tariffs, they appear unlikely to change in the foreseeable future.

To legally minimize the impact of the tariffs, a sizable portion of whisky sold in-country is produced as IMLF (Indian Made Foreign Liquor). Typically, a blend of local Indian made grain spirts and either flavors, extracts or foreign- made malt whisky.

As one of our on-going research and development initiatives (inspired by inquiries into licensing our technology), we have been able to develop a competitive, scalable, and cost effective "American Malt Whiskey" concentrate that we are taking to market by way of this Indian based joint venture.

The new venture, named Ella Spirits, is 49% owned by VISPIRI Inc (limited by India law). As an Indian based company, we can facilitate necessary government approvals, gain market access and acquire local investment. Cleveland Whiskey benefits from sale of concentrate directly to the venture (exported to India) as well as a share of profits from the IMLF. Expectations for market entry and selected market introduction of branded IMFL products are anticipated in Q1/2025.

In cooperation with Ella Spirits, we've also signed a distribution agreement with I Brands Beverages Pvt. Ltd. https://ibrandsplc.com/home.php a leading spirits manufacturer and distributor of spirits in 6,000 retail outlets across 120 cities in India, as well as a rapidly expanding market presence in the ASEAN countries, specifically Cambodia, Vietnam, and Laos.

To help support this initiative, the Distilled Spirits Council of the United States (DISCUS) https://www.distilledspirits.org/ in partnership with the U.S. Department of Agriculture's (USDA) Market Access Program (MAP) https://www.fas.usda.gov/programs/market-access-program-map has consistently provided funding for promoting American spirits overseas and we expect to take full advantage of subsidized trade shows and in-market promotions.

There are other markets of course but this is our first step, and it's a significant one. Not only will we sell into the Indian market but with continued investment in the increase of production capacity, we fully expect to use Ella Spirits, and I Brands for access to other South-Asian and select African markets.

Equity and Valuation

To calculate a valuation – let's consider some relevant examples over the last dozen years in terms of how much the company might ultimately be worth at exit, starting first with traditional valuations based on consumer brands.

In September of 2012, Rémy Cointreau agreed to acquire Bruichladdich, the Islay single malt Scotch whisky brand for $90.3 million. The transaction represents EBITDA multiple of 24. Analysts had predicted that the single malt brand would sell for around £43 million ($66.7 million). Note that only two years prior, Bruichladdich was bought from Beam Global Spirits & Wines in 2000 for $10.1 million.

In 2014, Campari bought the closely held Forty Creek Distillery for $167 million at an estimated multiple of 14.5 trailing earnings. Even more recently, Japan's Suntory acquired Beam for $16 billion, valuing the U.S. whiskey maker at the trailing earnings multiple of 20.5 (pre-interest, taxes, depreciation, and amortization).

In April of 2014, Diageo (Johnnie Walker Scotch and Smirnoff vodka) made a strategic bid of $1.9 billion to take majority control in United Spirits. The Diageo bid indicates a valuation pegged at 38 times 2013 EBITDA. Outbidding Pernod Ricard and LVMH Moet in October of 2016, Constellation Brands acquired High West Distillery in a $160 million deal, at almost 11 times trailing revenue.

Although valuations weren't disclosed, in December of 2017, Cuervo acquired the Pendleton whiskies in a deal believed to be worth $205 million.

In August of 2019, following an earlier June agreement to acquire a majority investment in Rabbit Hole Whiskey, Pernod Ricard announced their acquisition of Castle Brands in a deal valued at $223 million. Also, in August, Constellation was reported as making an investment in North Carolina based Durham Distillers. This follows an earlier summer investment in Montanya Distillers. Terms of both investments were not revealed.

While it was reasonable to assume that the pandemic would, at least in the short term, suppress the rate and number of mergers and acquisitions, it didn't entirely play out that way.

In 2020, the majors closed a number of equity deals that were already in play by Diageo, MGP Ingredients, Constellation Brands, Beam Suntory, and Bacardi.

Most recently, in August of 2023, we saw an investment in the Columbus, Ohio based craft spirits producer, Watershed Distillery. Sold to Marussia Beverages, a Swiss producer and international distributor of craft spirits and wines, for an estimated albeit unconfirmed $115 million which would have valued the company at 16 times trailing revenue.

Whether or not we see changes in the rate of additional acquisitions and/or consolidation, our plan is to continue strengthening the company financials, growing our customer base, and expanding our production capacity.

There's more to this than just traditional valuation models.

While valuations based strictly on these measures are positive, we believe that a sizable portion of the value of this company lies in our technology. We expect that any future valuation for Cleveland Whiskey will consider not only the number of cases sold, growth prospects, gross revenue, and EBITDA, but also the impact of our disruptive technology which can significantly change the cost structure, risk profile and capacity constraints of any larger and more traditional spirits manufacturer.

Consider for example the 12.6 million barrels of whiskey currently aging in Kentucky alone (The Spirits Business, 2/7/2024)"). That's almost 3 billion 90 proof bottles. The cost of maintaining that inventory, waiting for 6, 8, 10 or more years, dealing with evaporative losses (Angel's Share), taxes on every barrel and simply the time value of the investment is enormous.

In addition, as evidenced by an unfortunate history of barrel rickhouse fires, there are significant property, environmental and human risks. https://www.salon.com/2019/07/04/jim-beams-massive-warehouse-fire-latest-in-a-series-of-kentucky-bourbon-distillery-accidents/

Our technology would help.

When demand is increasing, implementation of our technology can rapidly expand overall production capacity. Conversely, when supply exceeds demand, production levels can be quickly reduced or transferred to other spirit products without the carrying cost of larger capital investments and the worries of insufficient inventory levels for future demand.

A technology which enables manufacturers to measurably reduce COGS (manufacturing costs of goods sold), move traditional barrel inventory to finished product significantly faster and dramatically accelerate the new product development process is arguably of more value than anything achieved from near to mid-term brand building.

As an aside, there is no Angel's Share.

Funding to Date.

As background, we've received a total of $4.5 million in government grants, low interest loans, equity investments and convertible debt. Current outside equity investment totals roughly $3.1 million plus approximately $8.8 million in outstanding debt.

External funding started with a $25,000 Innovation Fund grant provided through the Lorain County Community College Foundation; a $15,000 deferred payment / low interest loan by the Cuyahoga County New Product Development and Entrepreneurship Loan Fund which in turn was followed by an additional deferred payment / low interest loan in the amount of $123,500 awarded by the Cuyahoga County Department of Development.

Cleveland Whiskey was subsequently awarded a second Innovation Fund award, this time $100,000 in the form of a low interest debt security; in 2013, the company borrowed $150,000 from the Economic and Community Development Institute (ECDI) amortized over 5 years (fully paid in 2018); in 2014 we added $500,000 in convertible debt from existing investors.

In 2017, the company borrowed $122,400 from the City of Cleveland amortized over 7 and a half years; and in 2018, the company again borrowed from ECDI, a new loan of $185,000 with a 5-year amortization. Also, in 2018 we took out our first commercial loan to help leverage some of our additional equity funding. The loan was for $140,000 and amortized over five years.

During the Covid-19 Pandemic, the company solicited additional funding when offered on favorable terms. We received a loan through the Paycheck Protection Program (PPP) of $193,100 which qualified for and was subsequently forgiven. Additional debt includes a $150,000 Economic Injury Disaster loan (EIDL), and $20,000 from the Economic Community Development Institute.

The company has also received a $15,000 Small Business Recovery Grant from Citizen's Bank, two $10,000 grants from the City of Cleveland and Cuyahoga County respectively, and a $500,000 grant from the State of Ohio to support our hand sanitizer production and ongoing donations to first-responders, nursing homes, front-line healthcare workers and other at-risk populations.

The company has actively participated in Regulation Crowdfunding since being authorized in 2016. Our initial round generated $711,787 at a pre-money valuation of $8.5 million while a subsequent 2018 round brought in $814,852 at a valuation of $14.8 million. In total, we added 1,632 relatively small investors who not only have helped fund early-stage growth but who are also a strong and vocal cadre of brand advocates and company evangelists.

In December of 2020, we launched an innovative and arguably unique “whiskey bond”, again through regulation crowdfunding. Rather than equity, the bond enabled the company to raise an additional $1.2 million in debt, structured as a discount bond, with a 5% interest rate and six-year maturity (and an option to convert principal and interest into bottled whiskey at maturity).

The bond was over-subscribed, and at the time of purchase, bondholders indicated considerable interest in the future whiskey conversion provision which would significantly reduce the “real” cost of the bond.

A survey of bondholders conducted in early 2022 indicated an average conversion rate of 40.3% which would result in considerable cost of money savings, bringing the effective interest rate, after including cost of goods sold, to approximately zero. In other words, we end up trading whiskey, at a high value to cost ratio, for essentially all of the accrued interest on the bond. Conversion rates higher than 40% would result in negative interest rates, effectively dipping into favorable repayment of both interest and principal.

Recent activity, 2022 through 2024, includes two rounds of commercial and SBA debt (mortgage. construction and operating capital loans) for the purchase of real estate, building renovations and repairs, infrastructure improvements and operating capital for a total of $6,764,000.

Why are we raising money?

Our on-going challenge, both now and into the near future, is that the demand for our products is exceeding our production capacity. Despite our unique ability to scale our processing technology, cash constraints have limited both additional investment in equipment and the space we need.

As we have worked to raise the funds for addressing those issues, we’ve managed demand through product allocations and targeted messaging in a limited number of markets. Although we have distribution in sixteen (16) States, the stark reality is that we haven’t had the production capability to support all of those markets. In early 2022, based on 6 years of double-digit revenue growth and 4 consecutive years of profitability, we closed on a real-estate mortgage and construction loan package that allowed us to address these operational and production priorities.

As a first step, we acquired additional space, started the buildout of utility and support infrastructure, purchased new equipment, and invested in the development and testing of incremental improvements in our production process systems. This built out the framework and a number of the operational components for a faster and more substantial scale-up.

In this first phase, we met our primary goal, an initial increase in production capacity and the transfer of all processes, equipment, staff and permits to a workspace that allows for additional expansion. Our newly developed and constructed production systems are now deployed with a 3X capacity multiple.

That's just the beginning.

We've also put in place a future oriented utilities and network infrastructure, as well as automated control systems, which enable us to rapidly deploy additional production processing systems. These systems can propel production capacity well beyond that expected of an ordinary craft distiller.

With a significant competitive advantage due to lower COGS, improved margins, lower risk, better cash flow and rapid scalability, it will allow us to aggressively increase both domestic and international revenue. Not coincidentally, this will also mark us as a viable and valuable prospect for acquisition.

How Much Do We Need?

In this equity round, we're looking for $12 million at a pre-money valuation of $43.2 million. Our next steps will be to (1) continue the expansion of production capacity both through process efficiency and additional equipment, (2) finish repairs and improvements to the buildings now owned by the company, (3) recruit, train and make productive the staff necessary to both support production and the necessary sales, marketing, and administrative functions within the company, and (4) provide the operating capital necessary to support fast and aggressive growth.

Our plan is to do this in multiple stages, with the initial step an on-line Regulation CF common stock offering, to be launched in Q2/25. Maximum allowable Reg CF funding is $$5 million per a 12-month funding window. Subsequent funding necessary to complete our $12 million capital stack is expected to be obtained through private equity investment and strategic partnering, especially in Asia, as well as increased operating cash flow derived from our expanded production capacity.

Use of Funds:

1. PRODUCTION EXPANSION. $4.5 million for increases in production capacity, as well as a new layer of automation and systematic technological improvements. Includes construction of multiple modular reactor systems, column still, and associated support infrastructure, as well as necessary fermentation, blending/filtration, tank storage and ancillary equipment ranging from pumps, piping to forklifts, and bottling co-bots.

2. INFRASTRUCTURE. $3.3 million to continue repairs and improvements at both 601 and 501 Stones Levee (Distillery Campus) for building materials and construction costs. Specifics include engineering, architect and permit costs, window installations, tuck-pointing and masonry (both buildings), flooring, roofing, solar installations, signage, upgraded security and network systems, expanded restroom capacity, stairs and elevator installation, landscaping, and kitchen buildout. This budget includes the design and construction of a concrete block out-building, storage silos, spent grain centrifuge and conveyor for grain processing.

3. OPERATING CAPITAL. $3.1 million for production material inventory including grains, distillate, flavorings, barrels/storage, and packaging. Additional operating capital to be used for the recruitment, training, and deployment of additional staff in sales, marketing, finance, and administration. Operating Capital includes a $1.5 million set-aside for select debt repayment and contingency reserve.

4. MARKETING AND SALES. $1.1 million for forward leaning marketing and sales initiatives at both a domestic and international level.

The actual numbers associated with this phase of the project are subject to change and reapportionment based on the timing of funding, phased build-out, and operational priorities.

Budgetary estimates are based on a series of architectural and engineering plans and designs developed in consultation with architects DLR Group https://www.dlrgroup.com, engineering design and environmental assessment companies including Osborn Engineering https://www.osborn-eng.com, Vitok https://vitok.com, and Partners Environmental Consulting https://partnersenv.com as well as general contractor The Loomis Companies https://www.loomiscompanies.com .

Management

Serial entrepreneur **Tom Lix** is Cleveland Whiskey's founder, and CEO He was the President and Chair of application services provider Public Interactive® which he founded in 1995 (acquired by National Public Radio®) and the former President of Market Pulse™, a Cambridge-based database software company and subsidiary of Computer Corporation of America.

Previously, he was President/Chief Operating Officer of Connecticut based Yankelovich Partners (merged into futures group Kantar https://www.kantar.com/north-america) where he consulted for leading food, beverage, hospitality and entertainment companies.

The list includes, among others, Guinness PLC, Proctor & Gamble, H. J. Heinz Company, Unilever, PepsiCo, The Clorox Company, Burger King, Harrah's Entertainment, and the InterContinental Hotel Group. In addition, Lix has consulted to leading media companies and brands such as HBO®, *Time* magazine, and MTV Networks; travel and transportation companies including American Airlines, Amtrak, and Northwest Airlines (now Delta); as well as service delivery and technology innovators that included American Express, FedEx® and Visa. More on LinkedIn https://www.linkedin.com/in/tomlix/.

Johanna Barnowski, Marketing Director, brings a dynamic and innovative approach to both this company and the overall spirits industry. Prior to joining Cleveland Whiskey, she held a series of positions in public relations, marketing, and fundraising for innovative projects across multiple industries and countries. With experience in both cutting-edge technologies, and digital marketing, Johanna has brought a fresh and strategic perspective to Cleveland Whiskey's presence in the market, with creative narratives that resonate with both whiskey enthusiasts and curious newcomers. A versatile problem-solver, and inspired cocktail designer, Johanna holds a degree from the University of Akron and is certified as a Digital Marketing Professional by the Digital Marketing Institute and as a Professional Certified Marketer (PCM) in Digital Marketing by the American Marketing Association.

Don Coffey, Chief Science Officer, is also a member of our Board of Directors. Most recently he was the Chief Technology Officer for EDGE Ingredients, LLC, an ingredient company supplying clean label products to the food and beverage industries. Previously, Don was Executive Vice President of Research, Development, and Innovation at MGP Ingredients, a leader in whiskey, neutral spirits, and gin manufacturing in the U.S. He also held research and commercial leadership roles at The Dow Chemical Company. Don earned his PhD in Food Chemistry from Michigan State University and recently, on a 55-day, 2,927-mile adventure, rode his bicycle cross-country. https://www.linkedin.com/in/doncoffey/

Andrew Lix, eldest son of company founder Tom Lix and former high achieving Quicken Loans Banker. Andrew holds the position of National Sales Director and is responsible for all revenue generating activities as well as the leadership of the Cleveland Whiskey sales team. He's held various sales and marketing positions since joining the company in late 2012, only a few months before the company shipped its first bottles. Andrew has a Bachelor of Science degree in Finance from the University of Massachusetts and is one of only a handful of diehard Boston Celtics and New England Patriots fans living in the Cleveland metropolitan area.

Jim Waltz, Distillery Manager, first worked at Cleveland Whiskey in its formative years from 2012 through 2015. He returned in 2024 after working as the Head Distiller at Southern Tier Distilling Company and Brewer at Forest City Brewery. Formally trained in Viticulture and Enology, his earlier experiences were as a vineyard manager and winemaker. A strong leader and versatile problem solver, Jim brings new perspectives on both fermentation and flavor science to Cleveland Whiskey which allows the company to continue bringing new, and often revolutionary, ideas to the whiskey manufacturing process. Jim has a degree in Management from Kent State University and graduated from the specialized program in Viticulture and Enology at Surry Community College in Dobson, North Carolina.

Outside Directors

Kevin Cash (Chair) is currently the Chief Financial Officer at Benesch, an International law practice with more than four hundred attorneys in cities ranging from Cleveland and New York City to Chicago, San Francisco and Shanghai. Previously he was the Chief Operating Officer for Wilson Elser (Wilson Elser Moskowitz Edleman & Dicker LLP), a $400 million law firm with forty offices throughout the country. Prior to Wilson Elser, he was the Chief Financial Officer at Pierce, Bainbridge, Beck, Price & Hecht LLP, a start-up Law Firm with over seventy attorneys in New York, Los Angeles, Boston, Washington DC and Cleveland. In addition, Kevin is the former Chief Financial Officer at Orrick, Herrington & Sutcliffe LLP and Baker & Hostetler, LLP as well as an Advisory Services Partner at Ernst & Young. Kevin holds credentials as a Certified Public Accountant (CPA) and Diplomate of the American Board of Forensic Accountants (DABFA).

Matt Fish is the owner and founder of Melt Bar and Grilled Inc, the beloved Cleveland based gourmet grilled cheese restaurant and brand. Melt grew and expanded to 13 locations both locally and regionally from 2006-2024. The brand earned many accolades and awards during its 18-year history, including appearances on *The Today Show* on NBC, *Diners, Drive-Ins & Dives* on The Food Network & *Man vs Food on* The Travel Channel. Melt Bar and Grilled was voted the best restaurant in Cleveland in both 2012 & 2013. In 2015 Matt was named the Ohio SBA Small Business Person of the Year and was a finalist for the national award. Through Melt, Matt frequently supported and partnered with local charitable organizations such as The Cleveland Food Bank and The Animal Protective League.

Matt has a degree in Culinary Arts and Restaurant Management through Cuyahoga Community College and worked his way up through many notable kitchens in Cleveland. Matt is also an avid music fan and talented drummer. He spent 15+ years touring nationally and internationally with multiple bands and released several albums on notable record labels. He still plays music with his band, continuing to write and release new material.

Sue Stabe is the co-founder of Long & Short of It, a brand development and marketing strategy agency. Known for her energetic and inquisitive nature, Sue has over 20 years of experience driving business forward through brand development, strategic planning, product development, and market research across both for-profit and non-profit organizations. She has collaborated with notable clients such as Ideastream Public Media, University Hospitals, Tremco, Joann, and Sherwin Williams. Previously, she managed marketing research and strategic planning teams at KeyBank, American Greetings, and Adcom. Sue holds a BBA from Miami University, an MBA from Kent State University, and is a graduate of the Goldman Sachs 10,000 Small Businesses Program. Additionally, she is an inaugural and active member of CLEO, a networking and professional development organization for women in business.

Laura Hudak is the Vice President, Finance and Administration at TEAM NEO, a regional economic development organization headquartered in Cleveland, and responsible for overseeing financial and business operations. Previously, Laura was a senior manager at Deloitte where she focused on information systems and internal controls audits and was instrumental in leading regional HIPPA activities for the healthcare industry as well as a national facilitator of Sarbanes-Oxley regulations. Prior to Deloitte, Laura spent 11 years at Ernst & Young, working in the Cleveland, National and London offices where she focused on financial services, manufacturing and health care industries in both Ohio and Michigan. Laura is a Certified Public Accountant. She is Chair of Holy Name High School and the Alumni Board of the Cleveland Animal Protective League. Laura is a proud graduate of Kent State University majoring in accounting, computer science and business management.

Liability and Risk

While we might assert that the Cleveland Whiskey business has no more risk than a typical manufacturing facility, there are potential liabilities associated with employees, contracts, distributors, and customers as well as political and financing entities. We can classify the risk and liability categories into four distinct groups, specifically (1) Manufacturing Risk, (2) Market Risk, (3) Financial Risk, (4) Regulatory Risk, and (5) Pandemic Risk.

Manufacturing Risk is attenuated with adequate insurance as well as the implementation of safety protocols to ensure that safety and health standards are adhered to. In addition, and common to brewing, winemaking and distillery operations, adherence to a clean production environment and quality standards associated with the product(s) is required. Established formulations and operational procedures are required to ensure consistent quality and limit unscheduled downtime.

Market Risk is always something to consider but it can be managed and minimized with effective and ongoing consumer research, product testing and evaluation, diversity of product lines and brands brought to market, supply chain analysis, competitive intelligence and productive sales and marketing initiatives.

Financial Risk, whether it is unexpected deviations from plan, cash flow variations, interest rate and raw material rate increases, all contribute and yet can be managed. The risk is always present, however good management in the form of financial controls and information systems, fiscally conservative leadership and well-planned growth strategies can and should minimize overall risk.

Regulatory Risk applies to changes in legislation and rule interpretation at the federal, state, and international level. Cleveland Whiskey is an active member of the Ohio Distillers Guild, the American Craft Spirits Association, DISCUS (Distilled Spirits Council of the United States) and the American Distilling Institute which helps us to leverage our influence appropriately. Additionally, the company has engaged counsel and consultants to assist navigating areas where in-house knowledge is insufficient.

Pandemic Risk. The future will require flexibility, agility, creativity, and the willingness to adapt and change our business model, as necessary.

Summary

At our core, we are a technology company. A technology company that challenges traditional whiskey production and disrupts established industry business and financial models.

Our approach is having a significant impact on the existing cost structures associated with whiskey manufacturing. Reductions in inventory risk, no Angel's Share, cost effective and systematic incremental product improvement and a manufacturing platform that not only speeds production but allows for faster and more productive innovation.

With the investments we've made in scaling capacity and building out the physical infrastructure, we're entering a new and exciting time with opportunities for considerable revenue growth in both domestic and export markets. It's an exciting beginning to what we believe will be an accelerating revenue growth period for the company.

This plan outlines our vision for the future and the funding requirements to continue expansion, deliver revenue forecasts and sustain profitability which will build significant value and equity in the Company.

For additional information, contact:

Tom Lix Founder/CEO
[redacted]

APPENDIX: Pro-Forma Financial Statements

	2024	2025	2026	2027	2028	2029
Revenue						
Alcohol Sales	1,831,018	2,600,045	4,134,072	6,738,537	13,005,376	28,611,828
Non-Alcohol	54,621	237,601	974,162	2,201,606	5,063,695	10,127,390
Total Revenue	1,885,639	2,837,646	5,108,234	8,940,143	18,069,071	38,739,218
Cost of Revenue						
Total Cost of Goods Sold	989,797	1,447,199	2,298,705	3,665,459	7,227,628	15,495,687
Gross Margin	895,841	1,390,446	2,809,529	5,274,685	10,841,443	23,243,531
Margin Percentage	48%	49%	55%	59%	60%	60%
Selling Expenses						
Wages and Commissions	96,592	154,547	324,548	681,551	1,703,877	4,089,304
Distributor Costs	77,158	208,004	330,726	606,468	1,170,484	2,861,183
Other Selling	32,206	48,310	86,957	156,523	313,046	532,179
Total Selling Expense	205,956	410,860	742,231	1,444,542	3,187,407	7,482,666
	11%	14%	15%	16%	18%	19%
Marketing Expense						
Wages and Commissions	119,156	321,720	804,301	1,769,462	2,654,193	3,981,290
Media and Materials	33,324	83,311	333,245	833,112	1,249,668	3,374,104
Total Marketing Expense	152,480	405,032	333,245	833,112	3,903,861	7,355,393
	8%	14%	7%	9%	22%	19%
General and Admin Expenses						
Wages	125,933	239,273	418,728	649,029	811,286	1,014,107
Other	13,123	23,359	34,105	46,041	62,156	83,911
Federal Excise Taxes	226,353	52,001	82,681	134,771	260,108	572,237
Total G&A Expenses	365,410	314,634	535,514	829,841	1,133,550	1,670,255
	19%	11%	10%	9%	6%	4%
Interest Expense	(464,380)	(619,173)	(574,345)	(498,612)	(450,776)	(390,256)
Total Operating Expenses	1,275,255	1,130,525	1,610,990	3,107,495	8,224,818	16,508,314
Income from Operations (loss)	(379,414)	259,921	1,198,538	2,167,189	2,616,625	6,735,217
Net Income / Pre-Tax	(843,794)	(359,252)	624,193	1,668,577	2,165,849	6,344,961
Net Margin	-45%	-13%	12%	19%	12%	16%
EBITDA	84,966	879,095	1,772,883	2,665,801	3,067,401	7,125,473

Operating financials may differ from the projections depending upon execution of the business plan, including but not limited to, the amount of funds raised, deployed, and allocated (capital expenditures or deductible expenditures) and the application of GAAP.

Future projections are not guaranteed

Financial Statement Notes

Revenue. We have been capacity constrained and fixing that has been our primary focus through 2024 and into 2025. With production capacity increases coming on-line in the second quarter of 2025, we see an increase in alcohol revenue and a modest amount of non-alcohol revenue which consists primarily of tour revenue (fees, and merchandise). In 2024, we produced and sold just over 70,000 750ml bottle equivalents. That increases to 100,000 in 2025, a 42% year-over-year increase, and scales to 1.1 million by the end of 2029.

That is an increase in current capacity by a multiple of 10 X which is, with this investment round, a multiple synchronized with additional technological investments and implementation within our newly expanded facility. Production infrastructure expansion is planned and timed to meet future capacity requirements.

In 2025 we are already seeing the impact of additional capacity brought on-line and expanding distribution and sales initiatives, including the pursuit of business-to-business customers. Primary markets, outside Ohio, are States where we have been on allocation and/or off the shelves due to limited capacity. Those markets include Texas, North Carolina, South Carolina, Massachusetts, New Hampshire, and New Jersey.

By 2026, non-alcohol revenue begins to include the release of Non-Alcohol branded spirits sold both on-site and in selected markets. Those increases continue into 2027 where we also see the first "food service" revenues with the opening of an on-site restaurant (second floor of 601 Stones Levee).

Although outer years are more difficult to predict, we expect to see significant and steady increases in the sale of extracts for IMFL (Indian Made Foreign Liquor) which is sold in bulk 1000-liter containers. To put a number to it, expected revenue from extracts in 2025 is approximately $860,000 with the amount doubling in each successive year. By 2029, our extract business should provide annual revenues in excess of $13 million representing almost 35% of company revenues. It's a purposely conservative number; however, given the size of the IMFL market we may see much faster growth that directly supports our "hockey stick" pro-forma revenue estimates in later years.

By 2029, we are producing and selling over 122,000 industry standard 9-liter case with distribution in most of the States domestically but also increasingly in Europe and Asia. Non-Alcohol revenue now includes restaurant revenue, expanded tour and event revenue, and the sales of product in limited, albeit expanding domestic markets. That puts us in the small, but main-stream category of whiskey distillers. To put this 122,000-case number in perspective, note that in 2023, Angel's Envy, sold a reported 295,000 cases. In 2015, they sold 65,000.

Cost of Goods Sold. The primary driver which moves margin from 49% in 2025 to 60% in 2029, is the allocation of fixed costs over higher sales revenue. Simply put, it is about efficiency and the distribution of fixed costs divided by a larger denominator. Those costs, including operations labor which will be increasingly automated, overhead and building costs expand at a much lesser rate than revenue growth. With expanded storage space now available, we will also realize savings through bulk purchasing of production materials including bottles, grain, labels, and corks.

Selling Expenses. It takes investment to achieve the rapid growth we are forecasting in this plan. Selling costs show a gradual and systematic rise as a percentage of revenue from 15% to 21%, reasonable numbers given the expense of expanding the distribution footprint, including international. Costs include staffing (wages and commissions), travel expenses and allowances, sampling expenses, and distributor commissions.

Marketing Expenses. Wages and costs for both the internal team and necessary consulting staff. Headcount increases are consistent with workload and associated with requirements to move product off the shelves. Media and materials include paid media, public relations expenses, social media initiatives, trade-show costs, travel expenses, printing, and other marketing related materials. Builds from 8% to stabilize at an estimated 20% of revenue in years 2028/29.

General and Administrative. Wage increases allow for the recruitment and retention of a finance and administrative team for logistics, purchasing, accounting, and finance, to support the expected growth of the company. Additional monies are budgeted for outside consulting for finance, taxes and legal. Note that Federal Excise Taxes are paid on gallonage produced and shipped offsite.

Interest Payments. Includes all interest from mortgage, construction, and other short-term debt loans. Note that some debt may be refinanced, if advantageous, to reduce interest costs.

APPENDIX: Technology Development and Research / Experimental Design and Intelligent Modeling

Artificial Intelligence is seemingly part of every business plan for high growth / high value initiatives. As a company focused on technology-based innovation we could, of course, weave in a reference to AI without much of a stretch.

But there is more to this than buzzwords and using trendy tools without a clear understanding of how they work and how they can be appropriately applied. The data used to drive process decisions is in many ways the most important part of any predictive model, whether it is generated by artificial or human-based intelligence.

A key competitive advantage is our ability to rapidly collect accurate empirical data which allows us to identify production patterns and build on existing process models and equations. This, in turn, facilitates an almost real-time sequential series of process improvement cycles.

The result is that what we make today is quantifiably better than what we made six months ago, It's a continuous, data driven process improvement cycle that not only improves customer forward variables such as aroma, taste, and color, but also production speed, energy efficiency, overall sustainability and man-power requirements,

Alcohol

Existing producers of whiskey are stuck with tradition. Using time and seasonal change, coupled with clear spirits and often expensive and hard to source oak barrels to age whiskey, producers have created their own constraints. An aging process which takes anywhere from 6 to 12 years.

The whiskey must be continually absorbed into and released from the oak pores to both subtract undesirable flavors and add the desirable ones. Changes in temperature facilitate the process by altering the molecular motion of the fluid, improving flow along surface areas, and facilitating pressure changes within the container itself. In traditional practice, this is a natural occurrence with daily temperature differentials changing pressure in the barrel.

The Cleveland Whiskey pressure-aging process combines a significant increase in surface area, while also dramatically accelerating the cycle of temperature and pressure change associated with the aging of whiskey. Increasing the frequency and range of pressure differentials within a controlled oxygenated environment dramatically speeds the "traditional" maturation process. It can also be applied to other "barrel aged" products including tequila, rum, gin, Chinse Baiju and others with a variety of non-traditional woods such as black cherry, apple, mesquite, hickory, pecan and others.

During our 2012 pre-production phase, we conducted a series of controlled experiments using our newly developed pressure-based maturation system. With each run independently tested, analyzed and profiled using gas chromatography/mass spectrometry technology and pattern recognition procedures (*J. Agric. Food Chem.* 2006, *54*, 1982 - 1989: "Supervised Pattern Recognition Procedures for Discrimination of Whiskeys from Gas Chromatography/Mass Spectrometry Congener Analysis"). Analysis for the preproduction samples was outsourced to Kentucky based Brewing and Distilling Analytical Services (to insure both accuracy and results verification/credibility).

As part of the analytical process, test profiles were compared to a series of known control samples (traditionally aged spirits based on identical pre-barrel inputs) as well as other "branded" products. Each subsequent experimental wave further defined which of the test batches proved closest to the profiles and parameters of the control samples.

The results of our pressure-aging and flexible maturation process have been incredibly successful. Our ability to rapidly experiment, incorporate continuous improvements and develop aromas and flavors outside the limits of traditional production has been demonstrated not only in blind taste tests, but with a string of awards and medals at competitions around the world.

The company maintains a series of carefully guarded trade secrets associated with the process and has been issued United States Patent 8,889,206 and United States Patent 10,369,719.

Non-Alcohol

In addition to the research and development associated with whiskey and other spirit finishing processes, an evolutionary variant is being utilized for the prototyping of a unique process for non-alcoholic spirits, specifically those spirits with the expected flavors and aromas associated with various whiskies.

As background and to provide some perspective on the significance of our process, the following outlines the existing methodologies associated with the production of low/no alcohol whiskey.

There are currently three basic categories, as follows:

- **Distillation and Removal of Alcohol**: Although a lengthy and energy intensive approach, a common methodology for alcohol removal starts with traditional whiskey production including grain fermentation, distillation, and barrel aging. To remove the alcohol, there are a series of techniques, including vacuum distillation, reverse osmosis (membrane filtration) and/or spinning cone column low temperature distillation. Note that experimentation with specialized yeasts or fermentation techniques are being evaluated to minimize alcohol production while still achieving the requisite flavor parameters.

- **Flavor Extraction and Blending**: Instead of the traditional distillation process, this method focuses on extracting the flavors and aromas from grains, such as barley, corn, rye, or wheat, which are commonly used in whiskey production. Techniques like maceration, steeping, or using food-grade solvents can be used to extract these flavor compounds. Once extracted, these flavors are blended to approximate a whiskey-like product.

- **Flavoring and Aromatization**: Some non-alcoholic whiskey alternatives rely on flavoring and aromatization techniques to mimic the complex taste and aroma of whiskey. By using a combination of natural and artificial flavorings, along with spices, herbs, and other aromatic ingredients, manufacturers attempt to replicate the whiskey flavor profile however, unlike the previous "Flavor Extraction and Blending" and "Distillation and Removal" methodologies, the resultant "whiskies" from this approach often veer significantly from traditional sensory expectations.

With elements of each of the three current and primary methodologies used for non-alcoholic spirits (Distillation and Removal, Flavor Extraction and Blending, and Flavoring and Aromatization), integrated with proprietary oxygenation and pressurization, the process has successfully generated a series of promising prototypes which closely mimic premium whiskey aromas, flavor, mouthfeel, and overall sensory experience. Without alcohol.

Given the proprietary nature of the research and plans for market entry, specifics of the non-alcohol process are carefully guarded trade secrets which supplement and expand on existing and anticipated future patents held by the company.